UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2001

Commission file number 1-9553

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

VIACOM 401(k) PLAN
(Full title of the plan)

VIACOM INC.
(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036
(Address of principal executive offices)

VIACOM 401(k) PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2001
INDEX

Pages
(a) Financial Statements:
Report of Independent Accountants	1
Statements of net assets available for benefits at December 31, 2001 and 2000	2
Statement of changes in net assets available for benefits for the year ended December 31, 2001	3
Notes to financial statements	4 - 12
Schedule
Supplemental Schedule:
Schedule of assets held at end of year	S-1 - S-16
All other schedules are omitted as not applicable or not required.
(b) Exhibit:
23.1—Consent of Independent Accountants

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

VIACOM 401(k) PLAN
Date: June 28, 2002	By:	/s/ BARBARA MICKOWSKI Barbara Mickowski Member of the Retirement Committee

Report of Independent Accountants

To the Participants and
Administrator of the Viacom 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, New York
June 25, 2002

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	At December 31,
	2001	2000
Assets
Cash and cash equivalents	$ 2,786	$ 1
Investments:
Investments, at fair value	1,236,053	578,280
Interest in master trust units	678,970	51,547
Receivables:
Contributions:
Employee	2,810	843
Employer	1,235	260
Due from broker for securities sold, net	869	—
Investment income	17	33

Total Assets	1,922,740	630,964

Liabilities
Accrued expenses and other liabilities	602	17

Net assets available for benefits	$1,922,138	$630,947

The accompanying notes are an integral part of these financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2001
Additions to net assets attributed to:
Contributions:
Employee	$ 56,847
Employer	17,775
Rollover	3,914
Investment income:
Dividends	6,326
Interest	1,383
Plan's interest in master trust units investment income	13,502
Plan Mergers (Note 1):
Transfer from the CBS EIF Plan	1,121,967
Transfer from the Infinity Plan	186,412
Transfer from the MTVi Plan	3,310
Transfer from the KMOV Plan	596

Total additions	1,412,032

Deductions from net assets attributed to:
Benefits paid to participants	(77,156)
Plan expenses	(703)
Net depreciation in fair value of investments	(42,982)

Total deductions	(120,841)

Net increase	1,291,191
Net assets available for benefits, beginning of year	630,947

Net assets available for benefits, end of year	$1,922,138

The accompanying notes are an integral part of these financial statements.

Viacom 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

The following is a brief description of the Viacom 401(k) Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan. The Plan was formerly known as the Viacom Investment Plan (the "VIP") and effective September 1, 2001 was renamed the Viacom 401(k) Plan.

The Plan, sponsored by Viacom Inc. (the "Company"), is a defined contribution plan offered on a voluntary basis to substantially all of the Company's employees.

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Part-time, freelance or project-based employees are eligible to participate in the Plan upon attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a retirement committee appointed by the Company's Board of Directors.

Plan Mergers

Effective September 1, 2001, the net assets of the CBS Employee Investment Fund (the "CBS EIF Plan"), the MTVi Investment Plan (the "MTVi Plan") and the Savings and Investment Plan for Collective Bargaining Employees of Viacom Broadcasting of Missouri, Inc. (the "KMOV Plan") were merged into the Plan.

Effective November 1, 2001, the net assets of the Infinity Broadcasting Corporation Employees' 401(k) Plan (the "Infinity Plan") were merged into the Plan.

Investment and Participant Accounts

Putnam Fiduciary Trust Company (the "Prior Trustee") was the trustee and custodian of the Plan's assets through August 31, 2001. Mellon Bank, N.A. (the "Trustee") became the trustee and custodian as of September 1, 2001. Certain Plan investments are shares of funds managed by the Trustee or Prior Trustee and therefore qualify as party-in-interest transactions. In connection with the change in custodian and plan mergers, participants' accounts in the Plan, CBS EIF, MTVi, Infinity and KMOV Plans were transferred to funds of the Plan considered to be of similar nature and quality as determined by the Company.

Each participant's account is credited with the participant's contributions, the employer matching contributions and the participant's share of the Plan's gains or losses, net of certain plan expenses. Current employer matching contributions are invested entirely in Viacom Inc. Class B Common Stock and are not participant directed (see "Contributions" in this Note 1, Note 4 and Note 8). The participant's contributions and gains or losses resulting therein are participant directed.

Plan participants have the option of investing their contributions or existing account balances among several commingled investment funds, as well as some registered investment companies (mutual funds). The Plan also offers investments in a stable value fund and Viacom stock. Participants may also elect to open a self-directed brokerage account ("SDA"). Participants may not contribute directly to the SDA, but may reallocate balances in other investment funds except the Viacom PRIMCO Stable Value Fund to a SDA of up to 25% of the participant's total account balance (net of loans). The initial reallocation to the SDA may not be less than $2,500 and subsequent reallocations may not be less than $1,000.

Viacom 401(k) Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION (Continued)

Interest in Master Trust Units

The Company and certain affiliated companies entered into a master trust agreement (the "Master Trust") to invest the assets of the Plan as well as affiliated companies' plans. The Master Trust, when established, consisted of one master trust unit, the Certus Interest Income Fund. The Certus Interest Income Fund master trust unit was a pooled fund managed exclusively for the Company's Master Trust. Effective September 1, 2001, the assets were transferred to the Viacom PRIMCO Stable Value Fund managed by PRIMCO, a division of INVESCO, Inc. During 2001, an additional master trust unit was formed, the Putnam Large Cap Growth Fund. Each of these master trust units is a pooled fund maintained exclusively for the Company's Master Trust. Each participating plan has an undivided interest in the master trust units. Fixed income securities of the CBS EIF Plan previously managed by INVESCO, were transferred into the Viacom PRIMCO Stable Value Fund effective September 1, 2001. The Viacom PRIMCO Stable Value Fund invests primarily in benefit-responsive guaranteed and synthetic guaranteed investment contracts. The fair value of a unit of participation in the Viacom PRIMCO Stable Value Fund is determined by the Trustee based on the contract value of the underlying investments. The Putnam Large Cap Growth Fund is managed by Putnam Advisory Company, LLC and invests primarily in the common stocks of large U.S. corporations. The fair value of a unit of participation in the Putnam Large Cap Growth Fund is determined by the Trustee based on the quoted market value of the underlying securities.

Effective September 1, 2001, the investment balances associated with participants in the Blockbuster Investment Plan (the "BIP") which held Certus Interest Income Fund master trust units, were transferred to the Putnam Stable Value Fund and the BIP ceased to participate in the Master Trust.

Net investment assets and net earnings on the master trust units are allocated daily to the plans investing in the master trust units based on each plan's proportionate interest. Note 7 sets forth the Plan's proportionate interest in the master trust units and certain financial information of the master trust units.

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. For the period ending December 31, 2001, the employer's matching contribution for participants who were participants in the Plan or the MTVi Plan was equal to (i) 50% of the first 6% (8% for the MTVi Plan) of annual compensation contributed on a before-tax basis if prior year base pay was $65,000 or less or (ii) 50% of the first 5% (6% for the MTVi Plan) of annual compensation contributed on a before-tax basis if prior year base pay was greater than $65,000. For participants who were in the CBS EIF or the Infinity Plan, the employer's matching contribution for the period beginning September 1, 2001 and ending December 31, 2001 was entirely within the discretion of the Company's Board of Directors, was determined on an annual basis, and was set at 80% of the first 5% of contributions. Effective February 1, 2002, the employer's matching contribution is entirely within the discretion of the Company's Board of Directors for all participants in the Plan. Effective February 1, 2002, the employer's matching contribution is set at 50% of the first 5% of before-tax contributions for the following 12 months.

Viacom 401(k) Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION (Continued)

Matching contributions are made in the form of Viacom Class B Common Stock. During 2001, the matching contributions were restricted funds in that they had to remain invested in the Viacom stock. Effective September 1, 2001, participants who attained age 55 and 10 years of service were permitted to make limited reallocations of their restricted funds. Effective April 1, 2002, all restricted funds for fully vested participants can be transferred to any of the other investments offered under the Plan and new matching contributions, although made in the form of Viacom Class B Common Stock, are not restricted.

The IRC limit of the amount of annual participant contributions that can be made on a before-tax basis was $10,500 for 2001 and 2000. Total compensation considered under the Plan, based on IRC limits, may not exceed $170,000 for 2001 and 2000. The IRC also limits annual aggregate participant and employer contributions to the lesser of $35,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions vest at 20% per year of service, becoming fully vested after five years of service. Transition rules primarily relating to vesting apply to participants of plans that were merged into the Plan. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and may be used to reduce future employer matching contributions and to pay administrative expenses. Employer matching contributions of approximately $700,500 were forfeited in 2001. The Company utilized approximately $297,900 to reduce the funding contributions made during 2001. As of December 31, 2001, the Company had approximately $428,400 available to be used as noted above.

Loans to Participants

Participants may request a loan for a maximum amount equal to the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is 1% above the annual prime commercial rate (as published in the Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from twelve to sixty months commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participants' current investment elections.

The loans outstanding carry interest rates ranging from 6.0% to 12.5% as of December 31, 2001.

Viacom 401(k) Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION (Continued)

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants who have been in the Plan or affiliated plans at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal, including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. The Plan limits the number of all of the above withdrawal elections in each calendar year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its board of directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan's investment funds. Prior to September 1, 2001, the Company paid for expenses incurred in connection with the administration of the Plan, to the extent not covered by forfeitures. Effective September 1, 2001, the administrative expenses are paid by the Plan from the Plan's investment funds. Certain other administrative expenses, such as legal and accounting fees, may be paid by the Plan forfeitures as described above.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments.

Viacom Inc. Class A Common Stock and Class B Common Stock are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies, commingled trust funds, common collective trusts and the Putnam Large Cap Growth Fund are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts, separate accounts and synthetic investment contracts held by the Viacom PRIMCO Stable Value Fund are fully benefit responsive and are therefore reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals.

Viacom 401(k) Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant loans are recorded at cost, which approximates fair value. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

Viacom 401(k) Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 3—INVESTMENTS

Individual investments representing 5% or more of the Plan's net assets available for benefits are identified below:

	At December 31,
	2001	2000
Viacom Inc. Class B Common Stock*	$445,463	$220,612
Barclay's S&P 500 Index Fund	$453,259	$—
Viacom PRIMCO Stable Value Fund master trust unit	$522,663	$—
Putnam Large Cap Growth Fund master trust unit	$156,307	$—
Certus Interest Income Fund master trust unit	$—	$51,547
Putnam Voyager Fund	$—	$126,129
Putnam Investors Fund	$—	$58,885
Putnam Fund for Growth and Income	$—	$52,596
*
Includes nonparticipant-directed amounts of $155,729 in 2001 and $164,025 in 2000.

During the year ended December 31, 2001 the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) as follows:

Registered investment companies (mutual funds)	$(58,870)
Commingled investment funds	12,047
Viacom Inc. Class A and B Common Stock	5,744
Common collective trusts	(2,463)
Common stocks	490
Preferred stocks	70

Net depreciation	$(42,982)

NOTE 4—NONPARTICIPANT-DIRECTED INVESTMENTS

Current employer matching contributions are invested entirely in Viacom Inc. Class B Common Stock and are restricted funds in that they have to remain invested in the Viacom stock. Effective September 1, 2001, a participant attaining age 55 and completing 10 years of service, could elect to reallocate each year up to 20% of the value of the restricted funds determined as of the last day of the preceding plan year (see Note 8).

Viacom 401(k) Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 4—NONPARTICIPANT-DIRECTED INVESTMENTS (Continued)

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments are as follows:

	At December 31,
	2001	2000
Net Assets:
Viacom Inc. Class A Common Stock	$10,622	$13,248
Viacom Inc. Class B Common Stock	$155,729	$164,025
Preferred Stock	$—	$202
Year Ended December 31, 2001
Changes in Net Assets:
Contributions	$16,841
Net depreciation	(9,648)
Benefits paid to participants	(14,216)
Plan mergers	830
Unrestricting of funds	(4,348)
Other	(583)

Net change	$(11,124)

NOTE 5—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2001	2000
Net assets available for benefits per the financial statements	$1,922,138	$630,947
Amounts allocated to withdrawing participants	(641)	(662)

Net assets available for benefits per the Form 5500	$1,921,497	$630,285

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2001
Benefits paid to participants per the financial statements	$77,156
Add: Amounts allocated to withdrawing participants at December 31, 2001	641
Less: Amounts allocated to withdrawing participants at December 31, 2000	(662)

Benefits paid to participants per the Form 5500	$77,135

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but were not paid as of that date.

Viacom 401(k) Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 6—INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated January 22, 1998, that the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the IRC. The Plan has been amended since receipt of the determination letter. However, the Company and the Company's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. In February 2002 an application was submitted to the IRS for an updated determination letter, which is still pending.

NOTE 7—INVESTMENT IN MASTER TRUST

The value of the Plan's interest in the total investments of the Viacom PRIMCO Stable Value Fund master trust unit was 99.97% at December 31, 2001 and the allocated share of investment income, including the Certus Interest Income Fund master trust unit was 98.74% for 2001. The value of the Plan's interest in the Certus Interest Income Fund master trust unit was 93.80% at December 31, 2000, and the allocated share of investment income was 94.00% in 2000.

The value of the Plan's interest in the total investments of the Putnam Large Cap Growth Fund master trust unit was 99.81% at December 31, 2001 and the allocated share of investment income was 98.69% for 2001. See Note 1 for a description of the Master Trust and master trust units.

The following table presents the investments of the master trust units:

	At December 31,
	2001	2000
PRIMCO in 2001 and Certus in 2000
Synthetic investment contracts	$264,707	$35,832
Separate accounts	172,253	—
Guaranteed investment contracts	76,330	16,564
Cash and cash equivalents	9,580	2,577
Putnam
Common stocks	156,548	—

Net Investments in Master Trust Units	$679,418	$54,973

Viacom 401(k) Plan

NOTES TO FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 7—INVESTMENT IN MASTER TRUST (Continued)

Investment income of the master trust units is as follows:

Year Ended December 31, 2001
Synthetic investment contracts	$6,872
Guaranteed investment contracts	2,468
Separate accounts	2,564
Net appreciation of Putnam Large Cap Growth Fund	1,338
Dividends	552
Interest Income	304
Investment manager fees	(421)

Net Investment Income	$13,677

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are valued at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2001 and 2000, investments in the master trust units at contract value of $522,870,282 and $54,973,471, respectively had fair values in the aggregate of $534,898,721 and $55,572,187, respectively. The average yield and crediting interest rates were approximately 6% in 2001 and 7% for 2000.

NOTE 8—SUBSEQUENT EVENTS

Effective April 1, 2002, the net assets of the Viacom Outdoor Inc. 401(k) Plan (formerly known as Transportation Displays Incorporated Savings Investment Plan) and the Viacom Outdoor Group Inc. Savings Investment Plan (formerly known as Outdoor Systems Inc. 401(k) Plan) were merged into the Plan.

In addition, the Plan was amended to permit participants who are fully vested in their Plan account balances to reallocate the portion of their account invested in restricted funds to any of the Plan's available investment funds. Prior to this change only Participants who attained age 55 with 10 years of service could reallocate the restricted funds, and only to a limited extent.

On June 25, 2002 the Company decided to merge the net assets of the United Paramount Network 401(k) Plan into the Plan effective July 1, 2002.

SCHEDULE I

VIACOM 401 (k) PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
INTEREST BEARING CASH
CAD (CANADIAN DOLLARS)			$381.74
CASH HELD AT WELLS FARGO BANK			189.63

TOTAL INTEREST-BEARING CASH			571.37
CORPORATE STOCK-PREFERRED
ABN AMRO CAP FDG TR I GTD TR			25,170.00
AMERICAN ANNUITY GROUP CAP TR			25,160.00
AMERICAN RE CAP GTD QUARTERLY			25,250.00
AS EKSPORTFINANS PFD ADR SER			41,920.00
BERGEN CAP TR I TOPRS 7.80%			23,410.00
ESPIRITO SANTO OVERSEAS LTD			28,325.00
FARMERS GRP CAP GTD QUARTERLY			25,290.00
FIRST INDL RLTY TR DEPST PFD D			23,310.00
GREAT-WEST LIFE & ANNTY INS			25,000.00
HOSPITALITY PPTYS TR PFD SER A			25,620.00
NB CAP CORP DEP SH REPSTG 1/40 PFD			26,000.00
NEXEN INC CDN ORIGINATED PFD			25,400.00
NORTEL INVERSOTA S A SPONSORED			24.30
PLACER DOME INC CDN ORIGINATED			23,980.00
PREFERREDPLUS TR SER LMG 1 TR CTF			24,600.00
PUBLIC STEERS TR MERRILL LYNCH DEPOSITOR SER 99 REN C1 TR			24,150.00
REPSOL INTL CAP LTD PFD 7.45%			34,425.00
ROYAL BK SCOTLAND GRP PLC SPON			27,070.00
SHAW COMMNS US$CDN			22,200.00
SUNCOR INC US$PFD SECS 9.125%			26,000.00
TRANSCANADA CAP TOPR 8.75%			50,200.00
WESTPAC CAP TR I 8% TOPICS			25,240.00
ANZ EXCH PFD TR II TR UNIT			25,400.00
CARLTON COMMUNICATIONS PLC			18,700.00

TOTAL CORPORATE STOCK PREFERRED			621,844.30
CORPORATE STOCK-COMMON
ADC TELECOMMUNICATIONS INC			6,039.80
ACCLAIM ENTMT INC PAR $0.02			1,192.50
AOL TIME WARNER INC COM			1,239,027.90
ACME COMMUNICATIONS INC COM			4,044.00
ADVANCED AERODYNAMICS &			2,702.50
ADVANCED DIGITAL INFORMATION			1,604.00
ADVANCED FIBER COMMUNICATIONS			1,767.00
ADVANCED MICRO DEVICES INC COM			25,138.10
ADVANCED OPTICS ELECTRONICS			1,581.60
ADVANCED VIRAL RESH CORP			3,722.19
AETHER SYSTEM INC COM			920.00
AFFYMETRIX INC OC-CAP STK			22,650.00
AFTERMARKET TECHNOLOGY CORP COM			3,240.00
AGILENT TECHNOLOGIES INC			5,787.53
AIRBORNE INC COM			2,877.02
AIRTECH INTL GRP INC COM NEW			264.00
AIRTRAN HLDGS INC			330.00
AKAMAI TECHNOLOGIES INC			5,049.00
ALCATEL ALSTHOM SPONSORED ADR			3,310.00
ALCOA INC COM			10,772.29

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
ALLIED RISER COMMNS CORP COM			122.53
ALLSTATE CORP COM			3,370.00
AMAZON.COM INC COM			19,995.36
AMDOCS LTD COM			1,019.10
AMERICAN BIOMED INC			0.01
AMERICAN DIVERSIFIED GROUP INC			71.84
AMERICAN EXPRESS CO COM			37,474.50
AMERICAN INTL GROUP INC COM			18,341.40
AMERICAN SKIING CO COM			10,000.00
AMERICAN FED SVGS BK ROCKVILLE MC CMT COM			29,070.00
AMERITRADE HLDG CORP CL A			6,512.00
AMGEN INC			89,344.52
AMYLIN PHARMACEUTICALS INC COM			7,312.00
ANADARKO PETE CORP COM			1,989.75
ANALOG DEVICES INC COM			2,219.50
ANHEUSER BUSCH COS INC COM			23,418.78
AON CORP COM			3,552.00
APPLE COMPUTER INC			66,795.00
APPLERA CORP-APPLIED BIOSYSTEM			19,635.00
APPLERA CORP-CELERA GENOMICS			12,837.89
APPLIED DIGITAL SOLUTIONS INC			86.00
AMR CORP DEL COM			23,415.00
APPLIED MATLS INC COM			41,904.50
APPLIED MICRO CIRCUITS CORP CD			2,841.32
ARAMARK CORP			26,900.00
ARC WIRELESS SOLUTIONS INC COM			885.00
ARCH WIRELESS INC COM			7.00
ARCTIC CAT INC			4,250.00
ARIAD PHARMACEUTICALS INC DEL			2,243.93
ARIBA INC COM			2,494.80
AROS CORP COM			3,200.00
ARROW ELECTRS INC COM			11,960.00
ASCENDANT SOLUTIONS INC COM			72.50
ASCENTIAL SOFTWARE CORP COM			2,328.75
AT HOME CORP SER A COM			17.75
ATLANTIC COAST AIR;S HLDGS INC COM			582.25
AT&T CORP COM			70,594.59
AT&T WIRELESS SVCS INC COM			24,917.58
ATMEL CORP COM			3,316.50
AUTOCO COM INC			13.00
AUTOMATIC DATA PROCESSING INC			17,670.00
AVANEX CORP COM			7,847.00
AVAYA INC COM			15,296.85
AVON PRODS INC COM			4,696.50
AXA SPONSORED ADR			1,219.16
BACKWEB TECHNOLOGIES LTD COM			1,350.00
BALLARD PWR SYS INC			295.70
BANK OF AMERICA CORP			2,455.05
BARNESANDNOBLE COM INC CL A			616.00
BARRICK GOLD CORP COM			2,536.05
BEA SYS INC COM			18,972.80
BED BATH & BEYOND INC COM			22,035.00
BELLSOUTH CORP COM			7,630.00
BERKSHIRE HATHAWAY INC DEL B			143,925.00
BERKSHIRE HATHAWAY INC DEL CLA			302,400.00
BICO INC COM			360.00
BIFS TECHNOLOGIES CORP COM			787.50
BIOGEN INC COM			5,735.00
BIOSHIELD TECHNOLOGIES INC COM			246.50
BIOTIME INC			460.00
BIOTRANSPLANT INC			11,505.00
BLUE ZONE INC COM			1,350.00

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
BOEING CO COM			10,586.94
BOISE CASCADE CORP COM			3,401.00
BMC SOFTWARE INC COM			6,548.00
BRAINTECH INC NEW COM			1,170.00
BRANDMAKERS INC COM			40.00
BRILLIANCE CHINA AUTOMOTIVE			1,875.00
BRISTOL MYERS SQUIBB CO COM			2,550.00
BROADCOM CORP CL A COM			44,957.00
BROADVISION INC			2,329.00
BROADWING INC COM			950.00
BROCADE COMMN SYS INC COM			7,220.16
BUY COM INC COM			16.80
B2B INTERNET HOLDRS TR			14,364.00
CABLE DESIGN TECHNOLOGIES CORP			2,052.00
CABLEVISION NY GRP CL A COM			949.00
CABLEVISION SYS CORP RAINBOW			247.00
CALIPER TECHNOLOGIES CORP			4,683.00
CALPINE CORP COM			10,074.00
CALYPTE BIOMEDICAL CORP			22.20
CARDIODYNAMICS INTL CORP			3,305.00
CARDIOME PHARMA CORP COM			5,073.87
CATERPILLAR INC			7,223.41
CELESTICA INC SUB VTG SHS			4,039.00
CELL PATHWAYS INC NEW COM			2,784.00
CELSION CORP COM			316.80
CENTERPOINT PPTYS TR COM			9,960.00
CENTURY CASINOS INC COM			2,912.00
CERTICOM CORP COM			593.19
CHARTER COMMUNICATIONS INC DEL			7,393.50
CHECKPOINT SOFTWARE TECH			518,570.00
CHESAPEAKE ENERGY CORP COM			2,644.00
CHEVRONTEXACO CORP COM			4,758.29
CHICOS FAS INCCOM			7,940.00
CHILDRENS BEVERAGE GROUP INC			0.02
CHOLESTECH CORP			3,962.00
CIENA CORP COM			10,503.54
CIGNA CORP COM			2,316.25
CINTAS CORP			9,600.00
CIRCUIT CITY GROUP COM			10,380.00
CIRCUIT SYS INC			1.50
CISCO SYS INC COM			883,605.01
CITIGROUP INC COM			234,176.72
CITYVIEW CORP LTD NEW SHS			77.00
CKE RESTARAUNTS INC			1,357.50
CLARION COML HLDGS INC CL A			4,515.44
CLOROX CO COM			395.50
CMGI INC			4,824.80
CNET NETWORKS INC COM			1,677.39
COCA COLA CO COM			24,753.75
COCA COLA ENTERPRISES INC COM			1,894.00
COGNIZANT TECH SOLUTIONS CL A			20,490.00
COHERENT INC COM			9,276.00
COHESIAN TECHNOLOGIES INC			996.00
COMDISCO INC DEL COM			208.00
COMMERCE BANCORP INC N J			5,916.26
COMMERCE ONE INC DEL COM			5,437.11
COMMUNICATIONS INTELLIGENCE			1,920.00
COMPAQ COMPUTER CORP COM			19,393.12
COMPUCOM SYS INC COM			5,424.00
COMPUTER ASSOC INTL INC COM			3,449.00
COMPUTERIZED THERMAN IMAGING			155.00
COMPUWARE CORP			16,824.33

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
CONCORD EFS INC COM			6,556.00
CONEXANT SYSTEMS INC			4,767.52
CONSYGEN INC COM			7.00
CONTINENTAL AIRLS INC CL B			655.25
CONVERA CORP CL A			5,360.00
COPART INC			7,274.00
COPPER MTN NETWORK INC COM			845.00
COR THERAPEUTICS INC			2,393.00
COREL CORP			6,127.50
CORNING INC COM			25,020.60
CORONADO INDS INC COM			1,845.00
CORVIS CORP COM			4,441.25
CORTEX PHARMACEUTICALS INC			2,580.00
COSTCO WHSL CORP NEW COM			13,314.00
COVAD COMMUNICATIONS GROUP INC			1,179.74
CREE INC COM			37,708.80
CURIS INC COM			1,122.00
CYBERSOURCE CORP DEL COM			132.00
CYBERTEL COMMNS CORP COM			60.00
CYPRESS BIOSCIENCES INC			1,545.00
DAIMLER CHRYSLER AG ORD			375.03
DME INTERACTIVE HLDGS INC COM			140.00
DATATEC SYS INC COM			227.50
DAYTON MNG CORP COM NEW			166.86
DEERE & CO COM			1,309.80
DELL COMPUTER CORP COM			219,532.86
DELPHI AUTOMOTIVE SYS CORP COM			33,767.52
DELUXE CORP COM			1,871.10
DENTSPLY INTL INC NEW COM			10,040.00
DETOUR MAGAZINE INC COM			20.00
DEUTSCHE TELEKOM AG SPONSORED			6,354.40
DIAMOND ENTMT CORP COM NEW			105.00
DICE INC COM			270.00
DIMETHAID RESH INC COM			2,272.71
DIODES INC			9,975.00
DIRECT FOCUS INC COM			3,120.00
DISNEY WALT CO COM			114,509.72
DOUBLECLICK INC COM			7,552.44
DOVER DOWNS ENTMT INC			7,650.00
DOW CHEM CO COM			5,067.00
DRUGSTORE COM INC COM			8,190.00
DSL.NET INC COM			630.00
DU PONT E I DE NEMOURS & CO			3,018.21
DUKE ENERGY CORP COM			60,853.00
DUPONT PHOTOMASKS INC			3,258.75
DYNEGY INC NEW CL A			7,650.00
E DIGITAL CORP COM			3,338.28
EMC CORP MASS			323,245.44
E SPIRE COMMUNICATIONS INC			78.00
E TRADE GROUP INC			12,043.75
EAGLE WIRELESS INCL INC COM			15,250.00
EARTHLINK INC COM			12,170.00
EARTHSHELL CORP COM			6,000.00
EASTMAN KODAK CO COM			7,592.94
EBAY INC COM			63,688.80
ECHOSTAR COMMUNICATIONS CORP			7,197.14
ECONNECT COM			168.78
EGLOBE INC COM NEW			0.25
EL PASO CORP COM			4,461.00
ELAN PLC ADR			7,975.62
ELCOM INTL INC			35,061.08
ELECTRONICS FOR IMAGING INC			1,784.80

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
ELOT INC COM			66.41
EMACHNES INC COM			156.00
EMERSON ELEC CO COM			8,108.20
EMULEX CORP NEW			11,853.00
ENERGIZER HLDGS INC COM			381.00
ENERGY CONVERSION DEVICES INC			6,070.40
ENRON CORP COM			1,652.75
ENTERASYS NETWORKS INC COM			132.75
ENTERGY CORP NEW COM			3,911.00
ENTERTAINMENT BLVD INC COM			3.00
ENTREMED INC COM			1,242.15
ENZON INC COM			36,638.28
EPRESENCE INC COM			419.00
EQUITY RESIDENTIAL PPTYS TR SH BEN INT COM			1,435.50
ERICSSON L M TEL CO ADR CL B			12,528.00
ESPEED INC			8,280.00
ESOFT INC COM			405.00
ETOYS INC COM			31.25
EVOLVE ONE INC COM			108.00
EXODUS COMMUNICATIONS INC COM			237.35
EXTREME NETWORKS INC COM			258.00
EXXON MOBIL CORP			9,825.00
FASTCOMM COMMUNICATIONS CORP			190.00
FDN INC COM			43.20
FREDDIE MAC CORP COM			29,430.00
FERRELLGAS PARTNERS L P UNIT			20,900.00
FIDELITY INC FD GINNIE MAE			50,184.84
FINANCIAL CONTENT INC COM			0.02
FINISAR CORP COM			2,542.50
FIRST AMERN SCIENTIFIC COM			28,710.00
FISCHER IMAGING CORP			2,408.00
1ST MIRACLE GROUP INC COM			0.01
FIRST YEARS INC			2,176.00
FLEET BOSTON FINL CORP COM			3,650.00
FLEXTRONICS INTERNATIONAL LTD			4,798.00
FONAR CORP			11,900.00
FONIX CORP DEL COM			1,922.33
FORD MTR CO DEL COM PAR $0.01			3,458.40
FOREST LABS INC CL A COM			16,390.00
FREEMARKETS INC COM			838.95
FUEL CELL ENERGY INC COM			7,709.50
GADZOOX NETWORKS INC COM			70.00
GAP INC COM			501.84
GENENTECH INC			2,712.50
GENERAL AMERN INVS INC			3,347.00
GENERAL ELEC CO COM			588,553.16
GENERAL MLS INC COM			3,640.70
GENERAL MTRS CORP COM			61,722.00
GENERAL MTRS CORP CL H NEW			32,445.00
GENOME THERAPEUTICS CORP			8,172.00
GENSET SA SPONSORED ADR			170.88
GENTNER COMMUNICATIONS CORP			3,336.00
GENUITY INC CL A			110,600.00
GENZYME CORP MOLECULAR			6,400.00
GERBER SCIENTIFIC INC COM			1,860.00
GERON CORP			16,225.50
GILEAD SCIENCES INC COM			26,288.00
GILLETTE CO COM			11,289.20
GLAXOSMITHKLINE PLC SPONSORED			11,309.14
GLOBAL CROSSING LTD			7,730.52
GLOBAL TECHNOVATIONS INC COM			420.00
GLOBIX CORP-COM			73.50

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
GOLDMAN SACHS GROUP INC COM			9,275.00
GOODYEAR TIRE & RUBR CO COM			642.87
GRANITE BRDCSTING CORP COM			6,180.00
GRIC COMMUNICATIONS INC COM			145.92
GUIDANT CORP COM			4,980.00
HRPT PPTYS TR COM			21,650.00
HANCOCK JOHN FINL SVCS INC COM			8,260.00
HANDSPRING INC			10,110.00
HARLEY DAVIDSON INC COM			7,603.40
HARRIS ASSOC INVT TR OAKMARK			24,540.44
HARMONIC INC COM			4,507.50
HASBRO INC COM			3,246.00
HASTINGS ENTMT INC COM			623.50
HCA INC			11,562.00
HEADWATERS INC COM			11,460.00
HEALTHCARE NTWK SOLUTIONS COM			0.01
HEALTH CARE PPTY INVS INC COM			43,452.00
HEALTHSOUTH CORP COM			1,482.00
HEARME COM			1.00
HEMISPHERX BIOPHARMA INC			180.00
HERSHEY FOODS CORP			20,310.00
HEWLETT PACKARD CO COM			4,518.80
HILTON HOTELS CORP COM			469.56
HOLLYWOOD ENTMT CORP COM			485.86
HOME DEPOT INC COM			141,348.71
HONEYWELL INTL INC COM			1,691.00
HOVNANIAN ENTERPRISES INC CL A			6,809.60
HUMAN GENOME SCIENCES INC COM			2,697.60
HUMANA INC COM			11,790.00
I SECTOR CORP COM			672.00
IANETT INTL SYS LTD COM			232.77
IBEAM BROADCASTING CORP COM			2.50
IBM CORP COM			189,417.19
ICOS CORP			5,744.00
IDENTIX INC			6,521.73
IMAGING DIAGNOSTIC SYS INC COM			2,127.84
IMAGING TECHNOLOGIES CORP COM			40.50
IMATRON INC			5,020.22
IMMUNEX CORP NEW			14,409.20
IMMUNOMEDICS INC			3,039.00
IMPCO TECHNOLOGIES INC COM			12,690.00
INCYTE GENOMICS INC COM			7,776.00
INFOSPACE INC COM			9,370.55
INKTOMI CORP COM			1,268.19
INNODATA CORP COM			594.00
INTEL CORP CALIF COM			319,922.80
INTELLICORP			27.00
INTERNATIONAL GAME TECHNOLOGY			6,830.00
INTERNATIONAL RECTIFIER CORP			3,488.00
INTERNATIONAL SPEEDWAY CORP CL			1,173.00
INTERNET CAP GROUP INC COM			1,754.50
INTERNET SOLUTIONS FOR BUSINES			2.50
INTERNEURON PHARMACEUTICALS			2,051.65
INTUIT COM			8,556.00
INTUITIVE SURGICAL INC COM			2,006.00
IPET HLDGS INC COM			111.00
IRIDIUM WORLD COMM INC COM			107.52
ISCO INTERNATIONAL INC COM			715.20
ISIS PHARMACEUTICALS			221.90
ISONICS CORP COM			216.00
ITRON INC			6,060.00
IVAX CORP			8,811.25

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
IVILLAGE INC COM			1,140.00
IVOICE COM INC COM			10.23
I2 TECHNOLOGIES INC			6,106.70
J P MORGAN CHASE & CO COM			48,127.40
JACOBSON RESONANCE ENTERPRISES			7,278.42
JDS UNIPHASE CORP COM			136,892.28
JNI CORP COM			831.00
JOHNSON & JOHNSON COM			58,736.59
JUNIPER NETWORKS INC COM			14,686.25
JUNUM INC COM			1.00
KANAKARIS WIRELESS			3.00
KANA SOFTWARE INC			5,603.94
KANA SOFTWARE INC COM			3,308.20
KEANE INC COM			1,730.88
KELLYS COFFEE GROUP INC COM			2,100.00
KEMET CORP COM			1,775.00
KERAVISION INC			10.79
KEY ENERGY SERVICES INC COM			73,600.00
KIDSTOYSPLUS.COM INC COM			175.00
KIMBERLY CLARK CORP COM			6,996.60
KNIGHT TRADING GROUP INC COM			72,456.50
KOPIN CORP			29,750.00
KOREA THRUNET CO LTD CL A			249.20
KPNQWEST B V NY REGISTRY SH			879.45
KRISPY KREME DOUGHNUTS INC.COM			23,470.20
KROGER CO COM			7,304.50
KROLL INC COM			3,020.00
LSI INDS INC			5,481.00
LSI LOGIC CORP COM			6,312.00
L-3 COMMUNICATIONS HLDGS INC			1,800.00
LA QUINTA PPTYS INC PAIRED CTF			17,220.00
LAS VEGAS ENTMT NTWK NEW COM			2,969.00
LATTICE SEMICONDUCTOR CORP COM			2,057.00
LERNOUT & HAUSPIE SPEECH			0.30
LIBERTY ALL STAR EQ SH BEN INT			11,090.00
LIBERTY MEDIA CORP NEW COM SER			4,788.00
LIBERTY SATELLITE & TECHNOLOGY			70.50
LIFE PT INC COM			4,650.00
LILLY ELI & CO COM			5,497.80
LINCOLN NATL CORP IND COM			2,379.93
LIONBRIDGE TECHNOLOGIES INC			266.15
LOCH HARRIS INC COM NEW			214.83
LOEWS CINEPLEX ENTMT CORP			210.00
LORAL SPACE & COMMUNICATIONS			2,093.00
LOUDEYE TECHNOLOGIES INC COM			73.10
LOWES COS INC COM			9,282.00
LUCENT TECHNOLOGIES INC COM			141,120.28
LYNX THERAPEUTICS INC COM NEW			806.00
M & T BK CORP COM			8,013.50
MACK CALI RLTY CORP COM			15,510.00
MAIL-WELL INC DEL			2,050.00
MARCHFIRST INC COM			0.10
MARCONI PLC SPONSORED ADR			2,082.60
MARKETWATCH COM INC			5,073.18
MARTHA STEWART LIVING			164.50
MATRITECH INC COM			3,112.86
MATTEL INC COM			3,440.00
MBNA CORP COM			8,729.60
STEVE MADDEN LTD			4,783.80
MCDATA CORP CL A			17,297.00
MCDATA CORP CL B			803.52
MDU RESOURCES GROUP INC			2,815.00

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
MEDIA 100 INC COM			745.00
MEDIMMUNE INC COM			6,442.65
MEDTRONIC INC COM			7,630.29
MELLON FINL CORP COM			2,181.96
MERCK & CO INC COM			21,613.29
MERCURY INTERACTIVE CORP			2,378.60
MERRILL LYNCH & CO INC			69,840.80
METLIFE INC COM			1,584.00
METROMEDIA FIBER NETWORK CL A			2,498.76
MICREL INC			1,311.50
MICROCHIP TECHNOLOGY INC COM			8,212.88
MICROSOFT CORP COM			987,655.00
MICROSTRATEGY INC CL A			3,927.00
MICROVISION INC WASH COM			11,392.00
MILLENNIUM PHARMACEUTICALS INC			5,514.75
MINNESOTA MNG & MFG CO COM			4,373.77
MIRACLE ENTERTAINMENT INC COM			2.83
MOMENTUM BUSINESS APPLICATIONS			636.80
MONACO COACH CORP COM			16,402.50
MOORE LTD			4,750.00
MOTOROLA INC COM			77,398.06
MPHASE TECHNOLOGIES INC COM			249.44
MULTEX SYS INC COM			562.50
MYRIAD GENETICS INC			5,790.40
MRV COMMUNICATIONS			848.00
MYTURN COM COM			0.03
MTR GAMING GROUP INC COM			3,200.00
NABORS INDS INC COM			1,476.19
NATIONAL SCIENTIFIC CORP COM			2,200.00
NATIONAL SEMICONDUCTOR CORP			11,238.35
NATIONWIDE HEALTH PPTYS INC			37,380.00
NAVARRE CORP			545.00
NCR CORP NEW			5,270.98
NCT GROUP INC COM			85.00
NEORX CORP COM PAR $0.02			2,596.50
NESS ENERGY INTL INC COM			2,240.00
NETBANK INC COM			3,772.80
NETMANAGE INC COM			3,060.00
NETWORK ACCESS SOLUTIONS CORP			10.73
NETWORK APPLIANCE INC COM			56,293.38
NETWORK PLUS CORP COM			232.00
NET2PHONE INC COM			2,700.00
NEW AMER HIGH INCOME FD INC			4,488.00
NEW FOCUS INC COM			762.00
NEW VISUAL CORP COM			23.50
NEWELL RUBBERMAID INC			1,047.66
NEXMED INC COM			1,700.00
NEXELL THERAPEUTICS			1,579.04
NEXTEL COMMUNICATIONS INC CL A			2,433.12
NIKE INC CL B COM			618.64
NIPPON TELEG & TEL CORP ADR			1,620.00
NOKIA CORP SPON ADR COM			234,825.69
NORDSTROM INC WASH COM			4,046.00
NORSTAR GROUP INC COM NEW			80.00
NORTEL NETWORKS CORP NEW COM			26,766.48
NOVARTIS AG SPON ADR			6,022.50
NOVELL INC			11,236.32
NU HORIZONS ELECTRS CORP			1,542.00
NUANCE COMMUNICATIONS			1,365.00
NUMEREX CORP N Y COM			1,500.00
NUTRITION 21 INC			1,384.50
N2H2 COM			1,900.00

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
NVR INC			6,120.00
OCEAN ENERGY INC TEX COM			9,600.00
OFFICIAL PMTS CORP COM			516.00
OMNISKY CORP COM			52.23
ONEIDA FINL CORP COM			2,210.00
ON2 TECHNOLOGIES INC COM			68.00
OPENTV CORP CL A			3,870.36
OPENWAVE SYS INC			6,901.95
ORACLE CORPORATION COM			187,885.05
OTTER TAIL CORP			1,457.00
OXIS INTL INC COM NEW			130.00
PG&E CORP			7,696.00
P COM INC COM			66.00
PF CHANGS CHINA BISTRO INC COM			23,650.00
PACE HEALTH MANAGEMENT SYSTEM			360.00
PACIFIC AEROSPACE&ELECTRONICS			45.00
PACIFIC CNTRY CYBERWORKS LTD			13,728.00
PACIFIC WEBWORKS INC COM			13.30
PALM INC COM			17,374.64
PANAMERICAN BANCORP COM			8.10
PARAMETRIC TECHNOLOGY CORP COM			781.00
PARK PL ENTMT CORP COM			7,336.00
PARTY CITY CORP			751.00
PATHFINDER BANCORP INC COM			39,750.00
PATRIOT SCIENTIFIC CORP			130.00
PATTERSON UTI ENERGY INC COM			4,662.00
PAXAR CORP			1,420.00
PAYCHEX INC COM			43,841.30
PEOPLESOFT INC COM			52,260.00
PEPSI BOTTLING GROUP INC COM			1,410.00
PEREGRINE PHARMACEUTICALS INC			100,077.11
PEREGRINE SYS INC COM			5,709.55
PERLE SYS LTD			44.00
PFIZER INC COM STK USD0.05			195,449.90
PHARMACIA CORP COM			30,281.50
PHILIP MORRIS COS INC COM			11,462.50
PHOENIX GRP CORP COM			15.00
PHOTON DYNAMICS INC COM			9,814.75
PIER 1 IMPORTS INC COM			5,566.14
PIXTECH INC			400.00
PLUG PWR INC COM			874.00
PMC SIERRA INC			10,502.44
PLUM CREEK TIMBER COM CORP			56,700.00
POLAROID CORP COM			24.00
POWER-ONE INC COM			1,041.00
PRANDIUM INC COM			10.50
PRICELINE COM INC COM			2,112.66
PRIMUS TELECOMMUNICATIONS			130.00
PRINCETON VIDEO IMAGE INC COM			11,346.42
PRO NET LINK CORP			8.00
PROCTER & GAMBLE CO COM			7,913.00
PROXIM INC COM			634.88
PSINET INC			24.12
PUGET ENERGY INC NEW COM			6,567.00
PUMATECH INC			1,702.80
PURCHASEPRO COM INC COM			387.20
PURE H2O BIO TECHNOLOGIES INC			37.50
QIAO XING UNIVERSAL TELE INC			508.00
QLOGIC CORP COM			10,548.87
QUALCOMM INC			224,674.50
QUANTA SVCS INC COM			16,973.00
QWEST COMMUNICATIONS INTL INC			19,273.32

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
QXL RICARDO PLC SPONS ADR			328.00
RADIANT SYS INC COM			1,725.00
RADIO ONE INC CL A			1,847.00
RADIO UNICA COMMNS CORP COM			2,100.00
RAMBUS INC DEL COM			17,937.55
RAMTRON INTL CORP COM NEW			1,616.40
RAYTHEON CO COM NEW			1,623.50
RAZORFISH INC CL A COM			506.44
RCN CORP COM			293.00
REAL NETWORKS INC COM			9,444.60
RED HAT INC COM			3,024.60
REDBACK NETWORKS INC COM			4,025.05
REGENCY CTRS CORP COM			34,687.50
RELIANCE GROUP HLDGS INC COM			59.89
RELIANT RES INC COM			2,889.25
REPLIGEN CORP			23,933.70
RESEARCH FRONTIERS INC			12,570.00
RF MICRO DEVICES INC COM			23,076.00
RITE AID CORP COM			23,048.30
RIVERSTONE NETWORKS INC COM			116.20
ROBOTIC VISION SYS INC			224.00
ROCKY MTN CHOCOLATE FACTORY INC			2,850.00
ROGUE WAVE SOFTWARE INC COM			8,608.00
RSL COMMUNCIATIONS LTD CL A			1.20
SAFEGUARD SCIENTIFICS INC			2,275.00
SANCHEZ COMPUTER ASSOCS INC			5,130.00
SANDISK CORP			720.00
SANMINA-SCI CORP			3,980.00
SAVE THE WORLD AIR INC COM			2,551.02
SBC COMMUNICATIONS INC COM			5,705.46
SCHAWK INC CL A			13,200.00
SCHERING PLOUGH CORP COM			4,476.25
SCHWAB CHARLES CORP NEW COM			13,072.15
SCIENTIFIC ATLANTA INC			44,289.00
SEARS ROEBUCK & CO COM			1,762.68
SECTOR SPDR TR SBI FINL			13,150.00
SEITEL INC NEW			340.00
SHEFFIELD PHARMACEUTICALS INC			938.00
SIDEWARE SYS INC COM			370.00
SIEBEL SYS INC			6,435.40
SILICON GRAPHICS INC COM			94,500.00
SILICON IMAGE INC COM			496.32
SILICON STORAGE TECHNOLOGYINC			7,230.00
SIRIUS SATELLITE RADIO INC COM			2,326.00
SMITH MICRO SOFTWARE INC			210.00
SOLECTRON CORP			5,876.88
724 SOLUTIONS INC COM			2,639.58
SOLOMON ALLIANCE GROUP INC COM			130.00
SONY CORP AMERN SH NEW ADR			1,443.20
SOURCE MEDIA INC COM NEW			0.26
SOUTH ATLANTIC RES LTD COM			1,877.74
SOUTHWEST AIRLS CO COM			9,240.00
SOVEREIGN BANCORP INC COM			12,240.00
SPATIALIZER AUDIO LABS INC			460.00
SPECTRUM OIL CORP COM PAR			0.25
SPEECHWORKS INTL INC COM			360.00
SPEEDWAY MOTORSPORTS INC COM			2,072.96
SPORTSLINE.COM INC COM			732.92
STARBASE CORP			136.00
ST MARY LD & EXPL CO			3,729.44
STARUNI CORP COM			1,288.00
STARWOOD HOTELS & RESORTS			179.10

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
STEMCELLS INC COM			2,443.00
STMICROELECTRONICS N V SHS N Y			1,425.15
STORAGE NETWORKS INC OC COM			1,081.50
STRATEGIC DISTR INC COM NEW			1,220.00
STRUTHERS INC COM NEW			16.00
SUN MICROSYSTEMS INC COM			174,475.50
SUNRISE TECHNOLOGIES INTL INC			600.00
SUPERCONDUCTOR TECHNOLOGIES			325.00
SYBASE INC COM			1,213.52
SYCAMORE NETWORKS INC COM			1,072.00
SYMBOL TECHNOLOGIES INC COM			1,985.00
SYNOPSYS INC COM			1,772.10
SYNTROLEUM CORP COM			4,260.00
SYSCO CORP COM			5,244.00
TARANTELLA INC COM			58.00
TARGET CORP COM			7,183.75
TARGETED GENETICS CORP			1,084.00
TCSI CORP			342.00
TECH DATA CORP COM			21,640.00
TECHNITROL INC			14,030.96
TEGAL CORP COM			234.50
TEKELEC COM			1,811.00
TELEHUBLINK CORP COM			48.00
TELESERVICES INTERNET GRP INC			32.50
TELESTRA LTD SPONS ADR FIN INSTMNT			1,395.00
TELIGENT INC CL A			1.20
TELLABS INC COM			4,488.00
TENET HEALTHCARE CORP COM			29,360.00
TENKE MNG CORP COM NEW			1,292.54
TERRA NETWORKS SA SPONS ADR			661.08
TESORO PETE CORP			3,933.00
TEVA PHARMACEUTICAL INDS ADR			9,244.50
TEXAS INSTRS INC COM			33,488.00
THERAGENICS CORP			986.00
TIMBERLAND BANCORP INC COM			46,500.00
TIME WARNER TELECOM INC CL A			2,565.05
TIVO INC COM			1,139.70
TOLLGRADE COMMUNICATION INC			6,670.00
TOPPS INC			2,308.50
TOTAL ENTMT INC COM			32.50
TRANSMETA CORP DEL COM			313.73
TRNASOCEAN DEDCO FOREX INC COM			5,073.00
TRANSWITCH CORP			1,125.00
TRIBUNE CO NEW COM			561.45
TRIMERIS INC COM			13,491.00
TRIPATH IMAGING INC COM			7,530.00
TRIQUINT SEMICONDUCTOR INC COM			5,762.20
TTI TEAM TELECOM INTL LTD			15,012.00
TURNSTONE SYS INC COM			238.20
II-VI INC			1,412.86
TWINLAB CORP COM			135.00
TYCO INTL LTD NEW COM			123,847.91
U S INTERACTIVE INC COM			0.28
UNAPIX ENTMT INC			3.90
UNIGENE LABS INC			78.00
UNION PAC CORP COM			662.80
UNITED ENERGY CORP NEV COM NEW			2,975.00
UNITED ONLINE INC COM			197.40
UNITED HEALTH GROUP INC COM			16,984.80
UNITED PARCEL SVC INC CL B			16,295.50
UNIVERSAL HLTH RLTY SH BEN INT			70,500.00
UNIVISION COMMUNICATIONS INC			15,293.88

Identity of issuer, borrower, lessor or similar party		Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
	UROMED CORP COM NEW			78.00
	US AIRWAYS GROUP INC COM			6,340.00
	US ONCOLOGY INC COM			377.00
	USA TALK COM INC COM			50.00
	USA VIDEO INTERACTIVE CORP NEW			1,150.00
	USABANCSHARES.COM INC COM			17.68
	VALUEVISION INTL INC CL A			2,938.50
	VARI-L INC			2,400.00
	VARIAGENICS INC COM			9,240.00
	VARIAN INC COM			12,976.00
	VASOMEDICAL INC			11,100.00
	VENCOR INC NEW			24.17
	VENTRO CORP COM			59.67
	VERIDIEN CORP			255.00
	VERISIGN INC COM			9,015.48
	VERITAS SOFTWARE CO COM			23,087.50
	VERIZON COMMUNICATIONS COM			14,949.90
	VERSANT CORPORATION COM			2,030.00
	VERSO TECHNOLOGIES INC COM			1,300.00
	VERTEL CORP COM			402.00
	VERTEX PHARMACEUTICALS INC COM			3,049.16
	VERTICAL COMPUTER SYS INC COM			66.13
	VERTICALNET INC OC-COM			138.60
	VIA NET WKS INC COM			51.50
*	VIACOM INC CLASS A COMMOM STOCK			410,264.64
*	VIACOM INC CLASS A COMMON STOCK—NONPARTICIPANT-DIRECTED		3,623,434.87	10,621,835.61
*	VIACOM INC CLASS B COMMOM STOCK			289,733,944.26
*	VIACOM INC CLASS B COMMON STOCK—NONPARTICIPANT-DIRECTED		86,830,725.67	155,729,368.22
	VIATEL INC			5.70
	VICAL INC COM			1,224.00
	VICOR CORP COM			243.00
	VIGNETTE CORP COM			993.45
	VIISAGE TECHNOLOGY INC COM			30,256.00
	VIRTUAL SELLARS COM INC			180.00
	VISHAY INTERTECHNOLOGY INC			31,200.00
	VISIONICS CORP DEL COM			4,329.00
	VISTEON CORP COM			30.08
	VISX INC DEL			331.25
	VITESSE SEMICONDUCTOR CORP COM			1,864.50
	VODAFONE GRP PLC NEW SPONS ADR			1,052.88
	VSOURCE INC COM			3,808.00
	WACHOVIA CORP 2ND NEW COM			3,136.00
	WAL MART STORES INC COM			55,765.95
	WALGREEN CO			67,656.60
	WARWICK CMNTY BANCORP INC COM			4,182.00
	WASHINGTON MUTUAL INC COM			7,357.50
	WAYNE SVGS BANCSHARES INC COM			48,900.00
	WEBMD CORP			7,060.00
	WELLS FARGO & CO NEW COM			13,041.00
	WESTERN DIGITAL CORP DEL COM			4,389.00
	WHATSFORFREE TECHNOLOGIES INC			3.00
	WICHITA DEV CORP COM			1.30
	WILLAMETTE INDS INC			10,424.00
	WILLIAMS COMMUNICATIONS GROUP			705.00
	WILLIAMS COS INC COM			2,552.00
	WILLIS GROUP HOLDINGS LTD SHS			2,355.00
	WINFIELD CAP CORP COM			143.75
	WINK COMMUNICATIONS INC COM			310.40
	WMS INDS INC COM			3,340.00
	WORLD GAMING PLC SPONSORED ADR			186.20

Identity of issuer, borrower, lessor or similar party		Maturity and Interest Rates	Cost (a)	Market Value
CORPORATE STOCK-COMMON (Continued)
	WORLD WRESTLING FEDN ENTMT INC			1,315.00
	WORLDCOM INC-MCI GROUP COM			2,692.40
	WORLDCOM INC-WORLDCOM GROUP			71,202.56
	WORLDS.COM INC COM			23.99
	WORLDWIDE XCEED GROUP INC			0.90
	XCELERA INC COM			14,870.70
	XEROX CORP COM			77,035.06
	XILINX INC COM			12,886.50
	XO COMMUNICATIONS INC CL A			264.00
	XOMA LTD COM			2,364.00
	XYBERNAUT CORP COM			1,118.60
	YAHOO INC			54,426.32
	ZIMMER HLDGS INC COM			152.70
	2THEMART COM INC COM			7.50
	21ST CENTY TECHNOLOGIES INC			145.00
	3DFX INTERACTIVE INC COM			19,690.03
	3COM CORP COM			7,592.20
	SPAIN FD INC COM			7,729.56

TOTAL CORPORATE STOCK-COMMON				469,710,275.83
REGISTERED INVESTMENT COMPANIES
	BARCLAYS GLOBAL INVESTORS S&P 500 INDEX FUND			453,259,478.56
	VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND			9,041,634.30
	VANGUARD LIFESTRATEGY GROWTH FUND			17,262,874.03
	DFA U.S. SMALL CAP FUND			35,426,583.00
	VANGUARD LIFESTRATEGY MODERATE GROWTH FUND			77,403,239.51
*	MELLON BANK EB AGGREGATE BOND INDEX FUND			28,421,261.83
*	MELLON CAPITAL TACTICAL ASSET ALLOCATION FUND			174,909.38
	THE BOSTON COMPANY LARGE CAP VALUE FUND			54,096,777.24
	FIDELITY MID CAP STOCK FUND			6,579,417.67
	MFS NEW DISCOVERY FUND			3,309,542.26
	CAPITAL GUARDIAN INTL EQUITY FUND			37,027,265.82
	CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND			795,868.52
	FIDELITY SELECT TECHNOLOGY FUND			6,351,427.95
	VANGUARD CALVERT SOCIAL INDEX FUND			211,813.35
	AIM GROWTH SER AMER VAL FD CL A			1,074.78
	AIM EQUITY FDS INC CONSTELLA			1,775.87
	ALLIANCE GROWTH & INCOME FD			20,673.29
	ALLIANCE UTIL INCOME FD CL A			49,393.56
	ALLIANCE PREMIER GROWTH			24,592.06
	AMERICAN CENTY CAP PORT SMALL CAP FUND			64,713.17
	AMERICAN CENTY CAP PORTFOLIOS			52,764.15
	AMERICAN CENTY MUT FDS ULTRA			53,702.34
	BARON ASSET FUND SH BEN INT			158,188.24
	DAVIS N Y VENTURE FD INC CL A			47,190.91
	DEBT STRATEGIES FD INC NEW COM			19,470.00
	DODGE & COX STK FD COM			2,610.35
*	DREYFUS A BONDS PLUS INC			540.93
*	DREYFUS GROWTH & VALUE FDS INC			21,529.41
*	DREYFUS INTL FDS EMERG MKTS FD			1,030.53
*	DREYFUS MIDCAP VALUE FD			25,836.26
*	DREYFUS NEW LEADERS FUND INC			5,491.16
*	DREYFUS TECHNOLOGY GROWTH FD			121,446.05
*	DREYFUS 100% US TREAS MM FD			144,576.49
*	DREYFUS/LAUREL DISC STK FD R			3,074.75
*	DREYFUS/LAUREL PREM MIDCAP A			19,507.36
*	DREYFUS S&P MIDCAP INDEX			30,061.80
	EVERGREEN FDS CAP GROWTH FD CL			10,569.67

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
REGISTERED INVESTMENT COMPANIES (Continued)
FEDERATED EQUITY KAUFMANN FD			59,572.80
FIDELITY ADVISOR SER VII TECH			1,369.45
FIDELITY COMWLTH TR LARGE CAP			5,559.59
FIDELITY EQUITY INCOME FD SH			991.40
FIDELITY FIXED INCOME TR INVT GRADE BD FD			50,273.97
FIDELITY HASTINGS STR TR GROW&			3,069.43
FIDELITY INVT TR NORDIC FD			17,546.42
FIDELITY LOW PRICEDSTK FD			25,606.91
FIDELITY SECS FD BLUE CHIP			13,701.34
FIDELITY SECS FD DIVIDEND			61,079.31
FIDELITY SECS FD GROWTH &			32,659.13
FIDELITY SECS FD OTC PORTFOLIO			5,812.68
FIDELITY SELECT PORTFOLIOS BIOTEC			18,617.09
FIDELITY SELECT PORTFOLIOS BROKERAGE & INVEST			3.78
FIDELITY SELECT PORTFOLIOS COMPUTER PORT			13,130.43
FIDELITY SELECT PORTFOLIOS HEALTH CARE			8,650.24
FIDELITY SELECT PORTFOLIOS TELECOMMUNICATIONS			5,659.19
FIDELITY SELECT PORTFOLIOS SOFTWARE & COMPUTERS			4,499.25
FIDELITY SELECT PORTFOLIOS UTILS			3,553.10
FIDELITY MT VERNON STR TR			11,544.43
FIDELITY SELECT PORT TECH			38,846.90
FIDELITY SELECT PORT DEVELOP COMMNT			11,845.61
FIDELITY SELECT PORT DEFENSE & AER			1,108.23
FIDELITY SELECT PORTFOLIOS ELE			21,885.34
FIDELITY UN STR TR EXPORT CO			3,363.39
FIDELITY MT VERNON			22,792.90
FIRSTHAND FDS TECHNOLOGY LEADER			12,177.77
FIRSTHAND FDS TECHNOLOGY VALUE			26,913.98
FRANKLIN HIGH INCOME TR AGE			23,768.37
FRANKLIN REAL ESTATE SECS TR SBI ADV.			16,707.07
FRANKLIN REAL ESTATE SECS TR SH BEN			8,075.38
FRANKLIN STRATEGIC SER BIOTEC DISCOVERY FD			15,134.45
FREMONT MUT FDS INC BD FD			8,747.37
GROWTH FD AMER INC BD FD			1,422.34
GROWTH FD AMER INC CLB B SHS			40,176.56
H & Q LIFE SCIENCES INVESTORS			19,242.50
HARRIS ASSOC INVT TR OAKMARK BALANCED FD			1,032.29
HARRIS ASSOC INVT TR OAKMARK SELECT FD			70,502.13
INVESCO SECTOR FDS INC			2,840.59
INVESCO SECTOR STK & BD FDS INC BALANCED FD			3,568.05
INVESTMENT CO AMER COM			21,185.89
ISHARES MSCI SINGAPORE INDEX FD			1,521.00
JANUS INVT FD BALANCED FD			4,491.58
JANUS INVT FD ENTERPRISE FD			22,961.98
JANUS INVT FD GLOBAL LIFE			71,713.47
JANUS INVT FD GLOBAL TECH FD			54,143.13
JANUS INVT FD GROWTH & INCOME			6,172.05
JANUS INVT FD HIGH YIELD FD			8,532.07
JANUS INVT FD MERCURY FD			64,731.25
JANUS INVT FD OLYMPUS FD			51,648.99
JANUS INVT FD SH BEN INT			78,105.39
JANUS INVT FD SPL SITUATIONS			2,908.73
JANUS INVT FD TWENTY FD			103,127.64
JANUS INVT FD WORLDWIDE FD			81,401.81
LORD ABBETT MID CAP VALUE FD			83,890.00
LORD ABBETT AFFILIATE CAP FD			24,390.88
MFS VALUE FUND			29,188.84
MERIDIAN FDS INC VALUE FD			55,904.40
MUNDER FDS INC FUTURE TECHN			1,201.13
MUNDER FDS INC NETNET FD CL A			28,931.24

Identity of issuer, borrower, lessor or similar party		Maturity and Interest Rates	Cost (a)	Market Value
REGISTERED INVESTMENT COMPANIES (Continued)
	NASDAQ 100 TR UNIT SER 1			288,167.46
	NAVELLIER PERFORMANCE FDS			5,480.35
	NAVELLIER PERFORMANCE FDS MID			12,156.14
	NEUBERGER & BERMAN EQUITY FDS			14,819.17
	OPPENHEIMER CHAMPION INC FD A			21,313.18
	OPPENHEIMER DEVELOPING MKTS FD			24,477.29
	OPPENHEIMER GLOBAL GROWTH & INC			20,931.07
	OPPENHEIMER QUEST FOR VALUE FD SMALL CAP			23,854.53
	OPPENHEIMER QUEST FOR VALUE FD SMALL CAP			998.93
	PBHG FDS INC MED CAP VALUE FD			8,336.62
	PBHG FDS INC SELECT EQUITY FD			24,217.51
	PBHG FDS INC TECHNOLOGY			24,389.96
	PILGRIM MUT FDS LARGE CAP GROWTH			6,544.12
	PILGRIM MUT FDS INTL SMALL CAP			37,403.38
	PILGRIM MUT FDS WORLDWIDE GWTH			28,629.07
	PRICE T ROWE GROWTH STK FD INC			29,971.30
	PROFUNDS ULTRA OTC FD INVS CL			115,550.48
*	PUTNAM FD FOR GROWTH & INCOME			19,685.06
*	PUTNAM FDS TR NEW CENTURY			4,624.53
*	PUTNAM GLOBAL GRWOTH CLASS SHS			16,216.06
*	PUTNAM INTL GROWTH FD CL C			2,507.97
*	PUTNAM INVT FDS GROWTH OPPTYS			15,540.39
*	PUTNAM INVT FDS INTL VOYAGE FD			12,552.60
*	PUTNAM VISTA FD INC COM			15,595.60
	RCM EQUITY FDS INC DRESDNER			2,748.06
	RESERVE PRIVATE EQ SER SMALL			8,387.12
	ROWE T PRICE BLUE CHIP GROWTH			11,848.21
	ROWE T PRICE DIVID GROWTH FD			5,620.83
	ROWE T PRICE EQUITY INCOME FD			74,012.23
	ROWE T PRICE INTL FDS INC			9,001.88
	ROWE T PRICE MID CAP GROWTH FD			14,645.33
	ROWE T PRICE SCIENCE & TECH			5,692.67
	ROWE T PRICE SMALL-CAP VALUE			35,947.71
	ROWE & PRICE MID-CAP VALUE FD INC COM			54,753.73
	ROYCE FD OTC SER			2,562.41
	ROYCE FD OPPORTUNITY FD			2,270.54
	ROYCE FD PENNSYLVANIA MUTUAL			58,105.33
	RS INVT TR EMERGING GROWTH FD			59,345.87
	RYDEX SER TR BIOTECHNOLOGY FD			5,914.64
	RYDEX SER TR OTC FD			12,545.67
	SPDR TR UNIT SER 1 STANDARD & POORS			45,720.00
	SALOMON BROS HIGH INCOME FD II INC COM			21,580.00
	SCUDDER INTL FD INC GREATER			1,385.45
	SECTOR SPDR TR SBI BASIC INDS			8,568.00
	SECTOR SPDR TR SHS BEN INT CONSUMER STAPLES			12,700.00
	SECTOR SPDR TR SHS BEN INT ENERGY			10,680.00
	SECTOR SPDR TR SHS BEN INT TECHNOLOGY			12,000.00
	SELIGMAN COMMUNICATIONS & INFORMATION FD INC CL A SHS			34,131.49
	STREETTRACKS SER TR WILSHIRE REIT INDEX FD			105,150.48
	STRONG ASIA PAC FD INC COM			1,143.89
	TEMPLETON EMERGING MKTS INCOME FD INC COM			21,320.00
	VAN KAMPEN AMER CAP COMSTOCK FD CL B			30,502.52
	VAN KAMPEN EQ TRII			2,661.62
	VAN WAGONER FDS INC EMERGING			15,605.99
	VAN WAGONER FDS INC MICRO-CAP			24,593.18
	VAN WAGONER FDS INC POST VENTURE FD			6,091.94
	VANGUARD EXPLORER FD INC COM			22,618.54
	VANGUARD WORLD FD U S GROWTH			17,672.08
	VANGUARD/PRIMECAP FD INC COM			15,475.68
	VANGUARD BD INDEX FD INC COM			3,937.82
	VANGUARD/WINDSOR FD INC II			4,220.25

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Market Value
REGISTERED INVESTMENT COMPANIES (Continued)
WASATCH ADVISORS FDS INC GROWTH			43,636.86
WASATCH ADVISORS FDS INC			47,549.47
WASHINGTON MUT INVS FD INC COM			57,455.47
WIRELESS FD SHS			2,525.00
YACKMAN FD INC COM			54,537.56
ZWEIG FD INC			42,581.45

TOTAL REGISTERED INVESTMENT COMPANIES			733,534,518.89
PARTNERSHIPS/JOINT VENTURE INTEREST
EOTT ENERGY PARTNERS L P			30,100.00

TOTAL PARTNERSHIP/JOINT VENTURE INTEREST			30,100.00
OTHER INVESTMENTS
ENERGY PWR SUS LTD COM			420.00

* LOANS TO PARTICIPANTS	Various maturities and interest rates ranging from 6.0% to 12.5%		32,155,328.62

GRAND TOTAL			$1,236,053,059.01

(a)
Cost for nonparticipant-directed investments only

*
Identified as a party-in-interest to the Plan.